PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 19, 2006

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated June 30, 2005, except for notes 14 and 15 which are as at December 6, 2005, relating to the financial statements of Arizona Star Resource Corp. (an exploration stage company), which appear in such registration statement.

PricewaterhouseCoopers LLP

Chartered Accountants